Exhibit 99.1

This is a translation into English of the deed of amendment to the articles of association of a public limited liability company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF inflarx n.V.

On this, on the twenty-fifth day of April two thousand and twenty-four, appeared before me, Sanne Florentine Mesu, candidate civil law notary, hereinafter referred to as “civil law notary”, acting as deputy of Paul Cornelis Simon van der Bijl, civil law notary in Amsterdam:

Leanne Meurs, born in Stad Delden, on the seventeenth day of February nineteen hundred and ninety-six, working at the offices of NautaDutilh N.V. located at Beethovenstraat 400, 1082 PR Amsterdam.

The person appearing before me declared that the general meeting of shareholders of InflaRx N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its corporate seat in Amsterdam, the Netherlands (address: Winzerlaer Strasse 2, 07745 Jena, Germany, trade register number: 68904312) (the “Company”), held at Amsterdam, the Netherlands, on the twenty-fifth day of April two thousand and twenty-four has resolved to partially amend the Company’s articles of association (the “Articles of Association”).

The Articles of Association were most recently amended by a deed executed on the twenty-fifth day of August two thousand and twenty-one before Paul Cornelis Simon van der Bijl, aforementioned civil law notary.

Further to this resolution the person appearing stated that the Articles of Association are amended as follows:

I.	Article 4 paragraph 1 will be:

“4.1	The Company’s authorised share capital amounts to thirty-five million three hundred twenty-eight thousand euro (EUR 35,328,000).”.

II.	Article 4 paragraph 2 will be:

“4.2	The authorised share capital is divided into:

a.	one hundred forty-seven million two hundred thousand (147,200,000) ordinary shares; and

b.	one hundred forty-seven million two hundred thousand (147,200,000) preferred shares,

each having a nominal value of twelve eurocents (EUR 0.12).”.

FINAL STATEMENTS

Finally, the person appearing declared:

A.	that the Company’s issued capital amounts to seven million sixty-five thousand nine hundred ninety-two euro and sixty-four eurocent (EUR 7,065,992.64), divided into fifty-eight million eight hundred eighty-three thousand two hundred seventy-two (58,883,272) ordinary shares, with a nominal value of twelve eurocent (EUR 0.12) each; and

B.	that the person appearing has been authorised by the abovementioned general meeting of shareholders to execute this deed.

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the deed in substance to the person appearing, the person appearing declared to have taken note of the contents of the deed, to be in agreement with the contents and not to wish them to be read out in full. Following a partial reading, the deed was signed by the person appearing and by me, civil law notary.

(signatures follow)

ISSUED FOR TRUE COPY

by me, S.F. Mesu, candidate civil law notary, acting as deputy of P.C.S. van der Bijl, civil law notary in Amsterdam, on this day 25 April 2024.
(/s/: S.F. Mesu)